June 26, 2009	Writer’s Direct Contact 303.592.2276 blewandowski@mofo.com

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:	Todd Schiffman and Christian Windsor

RE:	Prosper Marketplace, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Schiffman and Mr. Windsor:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above (the “Registration Statement”), which includes a preliminary prospectus dated June 26, 2009.  Capitalized terms not otherwise defined in this letter shall have the meanings given to them in Amendment No. 5.

Amendment No. 5 and this letter are being filed in response to comments contained in the letter dated June 12, 2009 (the “June 12 Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Edward Giedgowd, Prosper’s Chief Compliance Officer and General Counsel.

The information set forth herein is based upon information provided to Morrison & Foerster LLP by Prosper.  The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s June 12 Letter.  Where appropriate, Prosper has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 5.  Page numbers specified in the responses refer to the applicable pages of the clean copy of Amendment No. 5 that has been supplementally provided to the Staff.

General Comments on this Filing

1.
It appears that you will file your legality and tax opinions in a future amendment.  Please file these exhibits promptly to facilitate our review prior to effectiveness.  Similarly, please take all necessary steps to qualify the trustee for your indenture.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Response:
Legality and tax opinions have been attached as Exhibits 5.1 and 8.1 to the Registration Statement.  A Form T-1 has been attached as Exhibit 25.1 to the Registration Statement to qualify the indenture trustee.

2.	We are still considering your response to our prior comment 11 in our comment letter dated April 29, 2009.

Response:                                  In subsequent telephone conversations with the Staff, the Staff indicated that any additional concerns it may have with respect to the subject matter of prior comment 11 in the Staff’s comment letter dated April 29, 2009 would be addressed based on the disclosure contained in the periodic reports to be filed by Prosper under the Securities Exchange Act of 1934 (the “Exchange Act”).  As discussed in Prosper’s response to comment 8 in its letter to the Staff dated April 14, 2009, under the Exchange Act, Prosper will file reports on a continuing basis with disclosure regarding, among other things, its financial condition and results of operations, risk factors, business, management, legal proceedings and financial data, and Prosper will file quarterly and annual financial statements.

Prosper will also use its Exchange Act reports to update on a continuing basis aggregate information about the borrower loans.  This information will include quarterly updates to the historical aggregate borrower loan performance data set forth on pages 54 through 57 of the prospectus, which describes among other things, the delinquency, default and prepayment data by Prosper Rating.  In addition, Prosper will provide updates of the loss rates associated with the Prosper Ratings reflecting the ongoing actual performance of historical borrower loans at least annually, but more likely on a quarterly basis.

In addition to the information about Prosper and the updates to the historical aggregate borrower loan performance data in Prosper’s Exchange Act reports, the trading system will also make available to subscribers, in a convenient online format, information about specific Notes offered for sale as described in Prosper’s response to comment 11 in its letter to the Staff dated May 29, 2009 and as disclosed on page 53 of the prospectus.

Summary

Borrower Loans, page 2

3.
Revise the second paragraph of this section to clarify how 27.4% of your loans have entered collection, but only 24% have been more than 60 days past due.  Also, please clarify whether “of these borrower loans” in the last sentence of the paragraph refers to the loans that entered collection, or your total loans.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Response:
Prosper has revised page 2 of the prospectus in response to this comment. Borrower loans are referred to a third party collection agency for collection proceedings when they become more than 30 days past due.  As such, the number and percentage of loans that have entered collection (7,932 or 27.4%) represents the number of loans that have been greater than 30 days past due at any time during the life of the loan.  The percentage of loans that have ever been greater than 60 days past due is less (24%) than the percentage that have been greater than 30 days past due because some loans became current between 30 and 60 days past due.  All percentages given in this paragraph are based on the total number of borrower loans (28,938) funded from November 2005 through October 16, 2008, as reflected in the section entitled “Historical Information About Prosper Borrower Members and Outstanding Borrower Loans” on page 54 of the prospectus.

Risk Factors, page 19

Your recourse will be extremely limited in the event…. page 19

4.
We note your response to prior comment 19.  As we noted in our prior letter, all language that either mitigates the risk to the investor or disclaims liability under the securities laws should be omitted.  Please revise the subheading accordingly and delete the penultimate sentence.  Alternatively, if you determine that the remaining language is duplicative of other risk factors, delete the entire risk factor.

Response:                                Prosper has revised page 17 of the prospectus in response to this comment.  Prosper has deleted the entire risk factor because by removing language that could be construed as mitigating risk to the investor under the securities laws, the remaining language is duplicative of other risk factors, principally the risk factor with the subheading “Information supplied by borrowers may be inaccurate or intentionally false. Information regarding income and employment is not verified in the majority of cases.” In light of the directive in Comment 12 of the Staff’s comment letter dated February 18, 2009 to include this risk factor on the first page of the risk factor section,  Prosper has moved this risk factor to the first page of the section.

The fact that Prosper will have the exclusive right and ability…. page 22

5.	Please delete the word “potential” from the subheading.

Response:                                Prosper has revised page 20 of the prospectus in response to this comment.

We have incurred operating losses since our inception…. page 29

6.	It appears that this paragraph is intended to serve as a new subheading. If so, please revise to format it with bold text.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Response:	Prosper has revised page 27 of the prospectus in response to this comment.

Prosper Rating Assigned to Listings, page 45

7.
Revise this section to discuss the extent to which the expected loss rates are revised based upon the seasoning of your loan portfolio.  For example, we note analysis of the Prosper loan originations posted by Prosper members which shows loans that are not paying according to their terms approaching 40% for your oldest tranches.  We also note that in the Wall Street Journal article of May X, 2009, the default rate on your Grade A loans was more than 7%, rather than 1.5 percent “expected default.”  Also, your own disclosure puts the amount of charged off loans at a rate of 27%, which exceeds the expected loss rate of all but your riskiest loans.

Response:                                Prosper has revised page 41-43 of the prospectus in response to this comment.

The discrepancy between the expected loss rates associated with the letter grades of the Prosper Rating and loss rates on earlier vintages of borrower loans is attributable to a change in the rating methodology Prosper will use going forward.  For all borrower loans originated to date the Prosper credit grade letter assigned to borrower listings was based solely on the borrower’s Experian Scorex PLUS credit score, and depended on which tier the borrower’s credit score fell into. For loans funded between inception and February of 2007, there was no minimum credit score for borrowers, and from February of 2007 to October 16, 2008 the minimum credit score was 520.  As noted in the prospectus, going forward the minimum credit score will be 640 (and 600 for borrowers who had previously obtained a loan through Prosper).  Therefore, many of the borrower loans that defaulted would not be able to be made going forward, in light of the higher minimum credit score requirement.

The methodology used to determine the loss rates that correspond to the new Prosper Rating uses a combination of an internal regression model based on observed Prosper loan repayment performance (to determine the “Prosper score”) as well as the borrower’s Experian Scorex PLUScredit score, instead of relying solely on the borrower’s Experian Scorex PLUS credit score.  A credit segment within the former AA credit grade, for example, that was shown to have higher-than-anticipated loss rates based on observed loan repayment performance, would therefore have a lower letter grade under the new Prosper Rating system (i.e., they would not be AA rated listings).  As a result, going forward, certain listings that would have been rated AA under the former system could have a Prosper Rating of AA, A, B, C, D, E or HR, depending on application of the methodology.

Additionally, with regard to the examples cited, the 40% and 27% figures describe borrower loans that have been more than 30 days past due on at least one occasion, whereas the estimated loss rates associated with the Prosper Ratings are based on expectation of default.  A

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

borrower loan is considered to have defaulted when it is more than 120 days past due or has filed a bankruptcy which has been discharged in bankruptcy.  Loans that become 30 days past due may become current later and never default, and therefore these percentages are higher than the loss rates. Further, as noted above the 40% and 27% figures include many loans that would not be able to be made going forward, in light of the higher minimum credit score requirement.

With regard to the article citing a default rate in excess of 7% on former credit grade AA loans1 (i.e., loans involving borrowers whose Experian Scorex PLUS credit score was 760 or above), under the Prosper Rating system going forward the borrower listings in the former AA category would not be rated AA if the methodology resulted in an estimated loss rate in excess of the AA loss rate tier under the new Prosper Rating system. For example, under the new methodology if the combination of the Prosper score and borrower’s Experian Scorex PLUS credit score correlates to a loss rate of 7% for a particular borrower listing, the Prosper Rating assigned to the listing would be a C, because under the new methodology listings with estimated loss rates between 6.00 and 8.99% get a C Prosper Rating.

8.
In postings on the web regarding the performance of Prosper loans by one of your lender members, there have been concerns expressed about the number of reported loans that closed during a particular months changing.  Please provide the staff with a view towards improved disclosure, your originated loans for every month that you operated prior to shutting down your site, the number that went 30, 60 and 90 days past due and the number that entered collection.  Also, please address any instance where the number of reported loans in a particular monthly set changed from when they were originated to the currently reported amount.  Please refer to http://fred93blog.blogspot.com.

Response:                                With regard to the May 1, 2009 blog post expressing concern about the number of reported loans that closed during a particular month changing, the discrepancy in the number of reported closed loans was the result a technical coding error that occurred on April 28, 2009 that resulted in a slight undercounting of the number of reported closed loans in 17 months between September of 2006 and September of 2008.  When Prosper briefly re-opened its website for California lenders only on April 28, 2009, Prosper converted the site to use “yield percentage” values instead of “interest rate” values because yield percentages more accurately reflect lender members’ expected return, since the yield percentage takes into account servicing fees that reduce the lenders’ return. There are 22 loans having interest rates so low that the conversion to yield percentage results in a negative value. The loan performance web page operates as a search tool with search filters. The search tool includes an implicit filter of loans ranging between 0% and 100%, so the 22 loans with negative yield percentages were excluded from the result set.

1 Although the Staff’s comment 7 cites a Wall Street Journal article of May X, 2009 referring to Grade A loans, it appears that the article in question was a Business Week article of April 27, 2009 citing a 7.4% default rate for loans that had a AA rating under Prosper’s former credit grade rating system.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Prosper identified the problem on April 29, 2009 and submitted a code fix the same day, but Prosper did not deploy the fix until a few days later, after the blog May 1, 2009 blog post was posted. The following is a list of the 22 loans affected:

Year/Month   Loan Count
2006/09              1
2006/10              2
2006/11              1
2006/12              1
2007/03              1
2007/04              1
2007/06              3
2007/07              2
2007/09              1
2007/10              1
2007/11              1
2007/12              1
2008/01              1
2008/04              2
2008/06              1
2008/07              1
2008/09              1

The above loan count corresponds with the customer’s count discrepancy listed in his blog entry.  This undercounting was an inadvertent technical error on Prosper’s part, and has been corrected.  Prosper had also explained this over the telephone to the customer who made the blog post.

The other instance when a closed loan is removed from the number of reported closed loans pertains to borrower loans that are repurchased by Prosper. On the date Prosper repurchases a loan (e.g., due to identity theft) Prosper removes the repurchased loan from the count of loans closed in the month the loan was closed. Prosper does this because the loan performance page is oriented to lender returns, and the performance of loans held by lender members. Repurchased loans are repurchased and written off by Prosper.  Lender members receive 100% of their principal when a loan is repurchased, so the loan is paid in full from the lender’s perspective, even if no further recoveries are received by Prosper on the loan. To include repurchased loans in the count of loans closed would be confusing, because Prosper would arguably have to report the loan as paid in full from the lenders’ perspective, even though no further amounts may be received by Prosper on the loan. To avoid this confusion Prosper, logically, removes repurchased loans from the count of loans closed in the month the repurchased loan was closed.  For the reasons described above Prosper intends to continue to remove repurchased loans from the count of loans closed in the month the repurchased loan was closed.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Prosper has supplementally provided the Staff with a table of originated loans for every month that Prosper operated prior to ceasing loan sales on October 16, 2008, listing the number of borrower loans that went 30, 60 and 90 days past due. As noted in response to comment 3 above, borrower loans are referred to a third party collection agency for collection proceedings when they become more than 30 days past due.

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingencies, F-22

9.	We note your response and revised disclosure to our prior comments 31; however, we do not see how you have addressed our comment in its entirety. Please address the following:

•	Tell us how you determined that it was not probable that a liability had been incurred (refer to paragraphs 8, 37 and 39 of SFAS 5); and
•	Justify how your low range estimate (i.e., $0) is appropriate considering suits have been brought and you have no factual defense (specifically regarding the Section 5 violation).

Response:                                 In determining whether or not it was probable that a liability had been incurred, Prosper’s management team considered several factors in coming to the determination that an unfavorable outcome in Hellum v. Prosper Marketplace, Inc. et al., which was filed in November 2008 was not probable as of December 31, 2008 based on information available to management through the reporting date.  A summary of the factors considered follows.

1.           The SEC Cease and Desist Order does not prevent Prosper from arguing that it did not violate Section 5 of the Securities Act.

Although there are many complex issues in the case that need to be determined, there is one central issue in the case which, if determined in Prosper’s favor by the court, would result in no liability for Prosper. The central issue in the case relates to the alleged violation of Section 5 of the Securities Act and is whether Prosper’s pre-October 2008 sale of promissory notes to its lenders involved the offer and sale of securities required to be registered under Section 5.

Although the Commission found, in the context of a settled cease and desist proceeding, that the notes were required to be registered, that finding is not dispositive in the private litigation.  The cease and desist proceeding was resolved pursuant to Prosper’s consent and settlement, and Prosper neither admitted nor denied the Commission’s findings.  Paragraph II on the first page of the order provides:

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

“Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission’s jurisdiction over it and the subject matter of these proceedings, which are admitted, [Prosper] consents to the entry of this Order…” (Emphasis added.)

As a result the cease and desist order specifically provides that the Commission’s findings are only applicable to actions brought by the Commission or where the Commission is a party.  Therefore, those findings are not relevant to the Hellum matter.  In the Hellum litigation, Prosper has and will continue to argue that its sale of promissory notes did not involve the offer and sale of securities requiring registration under Section 5, a position which is appropriate for Prosper to advance even after the entry of the cease and desist order.

Based on these facts, Prosper’s management believes that the answer to the question of whether the promissory notes were securities required to be registered is therefore squarely within the determination of the Hellum trial court and is not predetermined by the terms of the Commission’s cease and desist order.

2.           Prosper’s decision to enter into the cease and desist order was in part predicated on its ability in private litigation to preserve its right to contest the Commission’s findings in the context of non-Commission litigation, and the inclusion of appropriate language  in the order.

Prosper’s decision to enter into the cease and desist order – which was insisted upon by the SEC Enforcement Division personnel after Prosper had already voluntarily ceased its promissory note sale activities – was carefully considered with financial, legal and business considerations in mind, and was made as part of a settlement to avoid enforcement proceedings being brought against Prosper.  Considerations included the strength and provability of Prosper's legal argument, the cost of defending an enforcement action brought by the Commission, the effect of such an action on customer perception and consumer confidence in Prosper and the nascent peer-to-peer lending industry, and the effect on the timing of ultimately getting the notes registered as securities at both the federal and state level.

Prosper was aware that the order was to be made publicly available, and could result in class action litigation (which in fact occurred with the filing of the Hellum lawsuit two days after the cease and desist order was made public).  Prosper was therefore insistent that the language quoted above preserving Prosper’s right to contest the Commission’s findings in the context of non-Commission litigation be included in the order.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

3.           Prosper was aware of the fact that the California Department of Corporations, Prosper’s primary state securities regulator, does not believe that Prosper has violated securities law.

From the time Prosper commenced its business in February 2006, Prosper had been in ongoing dialog with the California Department of Corporations in an effort to address the question as to whether a security was being issued over its platform.

The Department of Corporations has performed a thorough and detailed examination of Prosper’s structure and design, considering Prosper’s platform and website as a whole.  Representatives have met with Prosper’s executives to discuss and understand the careful legal reasoning behind Prosper’s structure and design and to walk through pertinent areas of the Prosper website.   As of and prior to December 31, 2008, Prosper management was aware of the Department of Corporations' belief that registration of the promissory notes or loans originated over the platform as a security was not required under California securities law.

Further, on April 21, 2009 the California Department of Corporations entered into a Consent Agreement relating to Prosper’s pre-October 2008 activities which concluded, after considering the issue of whether issuance of a security was involved, that registration as a security was not required under California securities law.  In other words, the Department of Corporations has reached a conclusion opposite that of the Commission on this determinative issue.  This is particularly important given that Prosper is resident in California, and California lenders account for a greater amount of loans made under the pre-October platform than any other state in the nation.  Prosper has supplementally provided the Staff with a copy of the April 21, 2009 Consent Agreement between Prosper and the California Department of Corporations.

4.           From its inception Prosper was designed and maintained in careful conformity with advice of securities counsel.

Prosper engaged the national law firm of Pillsbury Winthrop Shaw Pittman LLP, with expertise in securities law, which supported Prosper’s position that its sale of promissory notes did not involve the offer and sale of securities. The Pillsbury law firm provided the securities analysis underlying the design of Prosper’s platform, and in doing so had a continuing dialogue with former SEC staff in conjunction with a request for a no action letter relating to Prosper’s proposed platform design. The no action letter request was subsequently withdrawn, and the Pillsbury law firm assisted in the design and ongoing operation of Prosper’s platform in its earliest stages as it was constructed and subsequently modified, both pre- and post-launch. The request for, and subsequent withdrawal of, the no action letter request was not determinative of the issue of whether

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Prosper’s pre-October 2008 sales of promissory notes involved the offer and sale of securities.  The securities analysis was also considered by law firms engaged by the venture capital firms that invested in Prosper.

5.           The Hellum lawsuit is in its very preliminary stages.

The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate.

The Hellum lawsuit was filed in the Superior Court of California for San Francisco County on November 26, 2009, and has not advanced past the pleading stage. Furthermore, the class has not yet been certified.  A summary of the proceedings through the date of this letter follows.

On February 11, 2009 Prosper filed a demurrer to the plaintiff’s original complaint; in lieu of an opposition to the demurrer the plaintiffs filed a First Amended Complaint on February 26, 2009, and filed a motion for class certification on March 23, 2009.  Prosper and four officers filed an Answer to the First Amended Complaint on April 15, 2009.  On the same day the three outside directors who were named as defendants in the case filed a demurrer to the First Amended Complaint, and on June 11, 2009 the court sustained the demurrer with leave to amend, thereby dismissing those defendants from the lawsuit. A case management conference was held on June 11, 2009 and the judge concurred with Prosper’s view that discovery on the issue of whether a security was involved should be deferred until the other issues are developed. At the June 11, 2009 case management conference the judge deferred all briefing on the issue of class certification until other more preliminary matters were determined.

A case management conference is currently scheduled for July 9, 2009, and the plaintiffs have until July 10, 2009 to file an amended complaint.

Based on management’s careful consideration of the above facts and circumstances and the preliminary stage of the lawsuit, and the fact that there are divergent perspectives and regulatory positions on the issue if whether an offer or sale of securities was involved, Prosper concluded that it was not probable that a liability had been incurred as of December 31, 2008.  Prosper's probability determination was a joint analysis involving both finance and legal considerations, leading to the

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

conclusion that there is enough uncertainty on the central issue that probability has not been met. Prosper will continue to reassess the probability and range as the case develops.

With regard to our disclosure, if the issue of whether the promissory notes were securities required to be registered is decided in Prosper’s favor, Prosper’s liability would be zero and therefore, a low range estimate of $0 is appropriate.

10.	In addition to our comment above, as it relates to the Section 5 violation and class action suit, please address the following:

•	Tell us if the class has been certified and quantify the amounts of the notes that are related to the suit;
•	Provide us your assessment of the claims and whether or not you believe the claims may be limited by the statute of limitations (quantify amounts in your response, if possible);
•	Tell us if you have obtained any further discovery concerning the probability that a loss contingency has occurred; and
•	Provide us with your most recent legal representation letter.

Response:                                The class has not been certified.  The claims based on alleged violations of California securities laws are subject to a two-year statute of limitations and the claims based on alleged violations of federal securities laws are subject to a one-year statute of limitations.  Prosper sold promissory notes in the aggregate amount of $155,588,810 within two years from the date the lawsuit was filed.  Prosper sold promissory notes in the aggregate amount of $77,321,889 within one year from the date the lawsuit was filed.

Prosper has not obtained any further discovery concerning the probability that a loss contingency has occurred.  Prosper has supplementally provided the Staff with its most recent legal representation letter, dated June 25, 2009.

Comment from the Division of Investment Management

11.	We are still reviewing your response to our prior comment 36.

Response:                                Pursuant to subsequent discussions with the staff of the Division of Investment Management of the Commission (the “DIA”), Prosper is amending its prior response to comment 36 as set forth in its letter to the Staff dated May 29, 2009 regarding why Prosper does not believe it was an investment company within the meaning of Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Company Act”).

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Section 3(a)(1)(A)

Prosper does not believe it satisfies the requirements of Section 3(a)(1)(A) as it does not hold “itself out as being engaged primarily, or propos[ing] to engage primarily, in the business of investing, reinvesting or trading in securities.”  As noted in the prospectus, Prosper provides a peer-to-peer online credit auction platform that enables its borrower members to borrower money and its lender members to purchase Notes issued by Prosper.  Lender members will designate Prosper to apply the proceeds from the sale of each series of Notes to the purchase of a corresponding borrower loan.  All borrower loans will be funded by WebBank, a Federal Deposit Insurance Corporation (“FDIC”) insured, Utah-chartered industrial bank.  After funding a loan, WebBank will assign the loan to Prosper, without recourse to WebBank, in exchange for the principal amount of the borrower loan.

Prosper does not hold itself out to the public as a mutual fund that pools money and invests the money in a portfolio of securities. Rather, Prosper’s marketing efforts are designed to attract individuals and institutions to its website, to enroll them as members and to have them understand and utilize its services for borrowing or investing in Notes on its platform.  To attract individuals and institutions to its website, Prosper emphasizes the strengths and key services of its platform, which include, among others:

•	allowing borrowers to obtain better interest rates than those available from traditional banks;

•	providing convenient, electronic payment processing and servicing services;

•	providing amortizing, fixed rate loans, which Prosper believes represent a more responsible way for consumers to borrow as compared to revolving credit facilities;

•	providing an efficient, fair and transparent method of setting interest rates for both borrowers and lenders, through its online auction process;

•	allowing individuals with a wide range of credit characteristics to apply for loans, and enable them to leverage their social capital and receive loans from the lender community at large; and

•
making all site transactions visible to its customers and available electronically for analysis, which  allows Prosper’s customers to better understand the marketplace and make better decisions about their activity.

In summary, Prosper is a company that provides a valuable service to both lenders and borrowers through the operation of its peer-to-peer online auction platform.  In providing these

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

services, Prosper does not hold itself out as a company engaged in the business of investing or trading in securities.  Accordingly, Prosper believes that it does not satisfy the statutory definition of the term “investment company” under Section 3(a)(1)(A) of the Company Act.

Section 3(a)(1)(C)

Section 3(a)(1)(C) of the Company Act defines the term “investment company” as any issuer engaged, or that proposes to engage, in the business of investing in securities and that owns or proposes to acquire investment securities that have a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Although Prosper does not believe the borrower loans purchased and assigned to Prosper are “securities” under Reves v. Ernst & Young, 494 U.S. 56, 63 (1990), Prosper recognizes that for purposes of the Company Act, the staff of the DIA has previously stated that promissory notes held as evidence of loans are securities for the purposes of the Company Act (including Section 3(a)(1)(C), even though they may not be so for purposes of the Securities Act or the Exchange Act.2  Accordingly, any borrower loans held by Prosper would be treated as “investment securities” for purposes of Section 3(a)(1)(C) of the Company Act.

As set forth in supplemental financial information attached to this letter as Appendix A, as of December 31, 2008 and March 31, 2009 Prosper did not own any borrower loans3 or other investment securities.  As "investment securities" constituted 0% of Prosper’s assets on such dates, Prosper does not currently satisfy the definition of an “investment company” under Section 3(a)(1)(C) of the Company Act.

After the Registration Statement is declared effective, however, Prosper will own the underlying borrower loans for each series of Notes and in the future the value of such borrower loans may exceed 40% of Prosper’s total assets.  As a result, Prosper could inadvertently satisfy the definition of an “investment company” under Section 3(a)(1)(C) in the future.  Should this occur, Prosper believes it would still be exempt from the registration and other regulatory requirements of the Company Act based on the exemptions provided by Section 3(b)(1), Section 3(c)(4) or Rule 3a-1 of the Company Act.

2  See, e.g., Bank of America National Savings Association, SEC No-Action Letter (July 25, 1983).

3  As disclosed on page 2 of the prospectus, from the launch of its platform in February of 2006 until October 16, 2008, the operation of Prosper’s platform differed from the structure described in this prospectus in that Prosper allowed lender members to purchase, and take assignment of, borrower loans directly.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Exemptions

Section 3(c)(4) Exemption

Section 3(c)(4) of the Company Act exempts from the definition of any investment company “a person substantially all of whose business is confined to making small loans, industrial banking, or similar business.”  In the Commonwealth Fund no-action letter,4 the staff of the DIA set forth the following description of the legislative history giving rise to Section 3(c)(4):

“the legislative history of Section 3(c)(4) reveals that this exception applies to consumer financing agencies.  Our study of the meaning of the term “industrial banking” as it is used in the Act discloses that the expression was originally applied to agencies that made credit available to industrial workers .. . . .  At the time the Act was passed, industrial banks were generally treated as specialized personal, rather than business, financing agencies.  Likewise, the expression “small loans” generally refers to personal financing.  Small loan laws in effect in many of the states were designed to combat the “loan shark” evil.  Therefore, it would appear, on the basis of the generally accepted definitions of “small loans” and “industrial banking,” that the intent of Section 3(c)(4) was to except from the requirements of the Act those specialized consumer financing agencies.  The term “similar businesses” which is also used in the Section would cover other activities having the characteristics of such financing agencies and not specifically mentioned, e.g., the credit union.”

Prosper believes the operation of its platform clearly satisfies the provisions set forth in Section 3(c)(4) of the Company Act.

Each borrower member is a natural person at least 18 years of age who is a U.S. resident, has registered with Prosper and passed its anti-fraud and identity verification process.  Each borrower loan is a fully amortizing consumer loan made by WebBank to an individual Prosper borrower member. Borrower loans currently have a term of three years and borrower members may request loans within specified minimum and maximum principal amounts (currently between $1,000 and $25,000).  Borrower loans are repayable in monthly installments and are unsecured, unsubordinated and may be repaid at any time without penalty.

In addition, both Prosper and the borrower loans made through the platform, are subject to extensive and complex rules and regulations, licensing and examination by various federal, state and local government authorities.  These authorities impose obligations and restrictions on Prosper’s activities and the borrower loans made through its platform.  In particular, these rules limit the fees that may be assessed on the borrower loans, require extensive disclosure to, and

4  Commonwealth Fund, SEC No-Action Letter (June 15, 1971).

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

consents from, our borrower members, prohibit discrimination and impose multiple qualification and licensing obligations on platform activities.  Prosper also holds consumer lending licenses or similar authorizations in 15 states and is subject to supervision and examination by the state regulatory authorities that administer the state lending laws.

Moreover, Prosper’s platform provides an efficient, fair and transparent method of setting interest rates for both borrowers and lenders, which allows borrowers to obtain better interest rates than those available from traditional banks.  Further Prosper’s platform allows individuals with a wide range of credit characteristics to apply for loans, and allows them to leverage their social capital and receive loans through commitments from the lender community at large.

The manner in which Prosper operates its platform, together with the extensive state and federal regulation to which Prosper and the borrower loans are subject, allows Prosper to offer individual consumer members a transparent and safe alternative to the “evils” and pitfalls associated with loans obtained from pay-day lenders and loan shark operations.

Accordingly, Prosper believes its operations clearly satisfy the requirements of Section 3(c)(4) of the Company Act as substantially all of its operations are confined to making small loans of the type historically governed by this provision.

Section 3(b)(1) Exemption

Section 3(b)(1) exempts from the definition of any investment company any person who is primarily engaged in a business “other than investing, reinvesting, owning, holding, or trading in securities.”  Although the “primarily engaged” standard is not defined in the Company Act, the staff of the DIA has indicated that a company will be engaged in a business if at least 55 percent of its assets are invested in that business.5  The staff of the DIA has generally stated that the business in which an issuer is primarily engaged is a factual determination made on the basis on the company’s overall business activities based on (1) the company’s historical development, (2) how the company holds itself out to the public, (3) the company’s investment activities, (4) the nature of its present assets and (5) the sources of its income.6

As disclosed above and throughout the prospectus, Prosper has consistently operated as a peer-to-peer online credit auction platform that enables its borrower members to borrower money and its lender members to purchase Notes issued by Prosper.  All of Prosper’s assets are held and used in connection with the operation of this business.  Moreover, as of December 31, 2008 and March 31, 2009 Prosper did not own any borrower loans, and will only own such loans in the

5 See, e.g., Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991).

6 See Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979).

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

future due to the requirements of the Trust Indenture Act of 1939 and its repurchase obligations under the lender member registration agreements.  Prosper also does not expect to derive its revenue primarily from investing and trading in borrower loans or other investment securities, but rather from the services it offers through its platform.

Unlike the usual situation where the holder of a promissory notes derives revenue from interest and principal payments thereon, all principal and interest payments Prosper receives on a borrower loan are distributed, net of servicing fees and other charges, pro rata to the holders of the corresponding series of Notes.  Prosper derives its revenue, not from investing, owning and trading in the borrower loans, but rather for originating and servicing the borrower loans and Notes it issues.  Specifically, each time a borrower loan is funded, the borrower is charged a transaction fee equal to a specified percentage (currently 3.0%) of the amount of the borrower loan, subject to a specified minimum fee (currently $50).  The transaction fee is paid to WebBank, and WebBank, in turn, pays Prosper amounts equal to the transaction fees as compensation for its loan origination activities.  In addition, Prosper currently charges lender members a servicing fee equal to an annualized rate of 1.0% of the outstanding principal balance of the corresponding borrower loan, which Prosper deducts from each lender member’s share of the borrower loan payments.  Prosper also retains any non-sufficient funds fees it receives on borrower loans and may receive fees for any collection efforts it may elect to perform in the future.

Accordingly, Prosper believes it qualifies for the exemption provided by Section 3(b)(1) of the Company Act as it is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities.

Rule 3a-1 Exemption

Notwithstanding Section 3(a)(1)(C) of the Company Act, Rule 3a-1 of the Company Act exempts from the definition of any investment company a company that, among other things, holds no more than 45% of its total assets in securities and derives no more than 45% of its net income after taxes (for the four preceding quarters) from securities.

Although investment securities in the form of “borrower loans” could comprised more than 45% of Prosper’s assets in the future, Prosper does not expect to derive more than 45% of its net income from securities for the same reasons discussed with above with respect to the Section 3(b)(1) exemption.  Accordingly, if in the future Prosper satisfied the requirements of Section 3(a)(1)(C) of the Company Act, it would likely be exempt from the definition of an investment company under Rule 3a-1 of the Company Act as (i) it does not expect to derive more than 45% of its net income after taxes from securities and (ii) it does not otherwise believe it is an investment company under Section 3(a)(1)(A).

*    *    *

In Prosper’s prior response letter to the Staff dated May 29, 2009, in responding to comment 4 of the Staff’s comment letter dated April 29, 2009, Prosper supplementally provided copies of certain website pages relating to the use of its website. One of those items – the lender tutorial script contained on the website – has been revised.  Prosper is supplementally providing a copy of the revised page, which supersedes and replaces the earlier page Prosper provided.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Conclusion

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter or Whitney Holmes at (303) 592-2205.

Sincerely,

/s/ Brian D. Lewandowski

cc:	Edward A. Giedgowd, Esq., Prosper Marketplace, Inc.
Whitney Holmes, Esq., Morrison & Foerster LLP

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

APPENDIX A

Supplemental Financial Information

Financial Analysis Under Section 3(a)(1)(C) of Company Act

The following chart breaks-out the components of total assets from Prosper’s consolidated balance sheets as of March 31, 2009 and December 31, 2008 giving effect to the above procedures on an unconsolidated basis in accordance with Section 3(a)(1)(C).  Prior to the dissolution of P2P Servicing, Inc. in February of 2009, Prosper held 100% of all assets of the consolidated entity. However, no assets or value was ever attributed to P2P Servicing Inc. and P2P Servicing never commenced operations.  Accordingly, for purposes of this computation, the asset amounts reflected on Prosper’s consolidated balance sheets in its prospectus are the same as the asset amounts held by Prosper on an unconsolidated basis.

In calculating the amount of Prosper’s investment securities for purposes of the 40% percent test set forth in Section 3(a)(1)(C) of the Company Act.  Prosper excluded:

•
any investment in shares of any registered investment company that holds itself out as a money market fund and seeks to maintain a stable NAV of $1.00 per share, in reliance on the Staff’s guidance in Wilkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2009);

•	all cash items and US Government securities in accordance with Section 3(a)(1)(C) of the Company Act; and

•	restricted cash, consisting primarily of an irrevocable letter of credit and cash deposits in accordance with SEC Release No. IC-10937 (Nov. 13, 1979).

In determining Prosper’s total assets (the denominator) for purposes of the 40% test set forth in Section 3(a)(1)(C) of the Company Act, Prosper has:

•	included only balance sheet assets; and

•	excluded from total assets any US Government securities and cash items, including shares held in money market funds.

Because Prosper did not own any “investment securities” on either March 31, 2009 or December 31, 2008 (and therefore “investment securities” constituted 0% of the value of Prosper’s assets as of such dates), Prosper has set forth the book value of its property, plant and equipment as reflected on its balance sheets, which may differ from the current market value.

Securities and Exchange Commission
Division of Corporation Finance
June 26, 2009

Prosper’s Balance Sheet Amounts	March 31, 2009	December 31, 2008
Cash and cash equivalents	$7,350,840	$9,839,758
Restricted cash	1,429,011	1,429,011
Servicing rights	55,847	67,685
Property and equipment, net of $1,696,502 and $1,570,848 accumulated depreciation and amortization as of March 31, 2009 and December 31, 2008, respectively	790,003	859,103
Prepaid and other assets	193,806	238,686
Intangible assets, net	261,587	291,769
Total Assets	$10,081,094	$12,726,012
Calculation of Total Assets for purposes of Section 3(a)(1)(C)
Less: Cash held in Deposit or Bank Account	$(233,551)	$(356,557)
Less: Cash equivalents consisting of: Wells Fargo Advantage Cash Investment Fund (Institutional Class #451 Money Market)	$(7,117,289)	$(9,483,201)
Less: Restricted Cash (1)	$(1,429,011)	$(1,429,011)
Less: Servicing rights	$(55,847)	$(67,685)
Less: Prepaid and other assets	$(193,806)	$(238,686)
Less: Intangible assets, net	$(261,587)	$(291,769)
(A) Total Assets per Section 3(a)(1)(C)	$790,003	$859,103
Calculation of Investment Securities for purposes of Section 3(a)(1)(C)
Cash equivalents and Restricted Cash	$(8,546,300)	$(10,912,212)
Less: Restricted Cash (2)	$(1,429,011)	$(1,429,011)
Less: Cash equivalents consisting of: Wells Fargo Advantage Cash Investment Fund (Institutional Class #451 Money Market) (3)	$(7,117,289)	$(9,483,201)
(B) Investment Securities Held by Prosper	$-0-	$-0-

Percentage of Investment Securities held by Prosper (B/A)	0 / $790,003 = 0%	0 / $859,103 = 0%
____________________________
(1) Restricted cash consists primarily of an irrevocable letter of credit held by a financial institution in connection with Prosper’s office lease and cash deposits required to support Prosper’s ACH activities in the amount of $1,399,430.00 and secured corporate credit cards of $29,581.

(2)  Letters of credit and cash deposits held in a bank account do not constitute “investment securities.” See SEC Release No. IC-10937 (Nov. 13, 1979).

(3)  Shares of any registered investment company that holds itself out as a money market fund and seeks to maintain a stable NAV of $1.00 per share do not constitute “investment securities.”  See Wilkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2009).